Exhibit 12.2

Madison Gas and Electric Company

Ratio of Earnings to Fixed Charges

Nine Months Ended September 30, 2003

(In thousands)

Earnings
Income before interest expense	$34,109
ATC equity earnings	(2,754)
Income before interest expense, net of ATC equity earnings	31,355
Add:
Income tax items	15,945
Income tax on other income	662
Income distribution from equity investee	1,959
AFUDC - borrowed funds	160
Interest on rentals*	627
Amortization of debt discount	358
Total Earnings Before Interest and Taxes	$51,066

Fixed Charges
Interest on long-term debt	$8,669
Amortization of debt discount	358
Other interest	80
Interest on rentals*	627
Total Fixed Charges	$9,734

Ratio of Earnings to Fixed Charges	5.25x

*Management believes that using one-third of the total rental expense gives a reasonable approximation for actual interest on rentals.